Exhibit 99.1

February 18, 2021

To:

Nova Scotia Securities Commission Securities NL - Department of Government Services Prince Edward Island Securities Office New Brunswick Securities Commission Autorité des marchés financiers	Ontario Securities Commission Manitoba Securities Commission Saskatchewan Financial Services Commission Alberta Securities Commission British Columbia Securities Commission

Dear Sir/Madam:

Re:	Emera Incorporated – Shareholders’ Meeting Date and Record Date

Notice of Meeting and Record Date

Please note the following information with respect to the upcoming annual meeting of shareholders of Emera Incorporated.

1. Name of Reporting Issuer:	Emera Incorporated

2. Meeting Date:	Thursday, May 20, 2021

3. Record Date for Notice:	Monday, March 22, 2021

4. Record Date for Voting:	Monday, March 22, 2021

5. Beneficial Ownership Determination Date:	Monday, March 22, 2021

6. Meeting Type:	Annual

7. Security Class/Series to Receive Notice:	common shares

8. Security Class/Series to Vote:	common shares

9. CUSIP Number:	290876 10 1

10. Meeting Location:	Halifax, Nova Scotia, Canada

11. Notice and Access for Beneficial Holders:	Yes

12. Notice and Access for Registered Holders:	Yes

13. Issuer Paying for Delivery of Proxy Related Materials to OBOs:	Yes

14. Issuer Sending Proxy Related Materials Directly to NOBOs:	Yes

Sincerely,

“Stephen Aftanas”

Stephen Aftanas

Corporate Secretary